PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2005

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2005. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report:  July 25, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C., Canada and various marketable securities.

During fiscal 2005, the Company invested in various marketable securities while actively identifying new business ventures in order to create growth and value for the Company. From an operating standpoint the Company continues to incur loss due to insufficient revenue to cover operating costs. For the year ended March 31, 2005, the Company reported a net loss of $457,646 or $0.06 loss per share. Cumulatively, the Company has accumulated deficit of $7,027,452 since inception.

The Company had working capital of $764,578 at March 31, 2005. The Company had no long-term debt.

1.3 Results of Operations For the Year Ended March 31, 2005

Revenue

For the fiscal year ended March 31, 2005, the Company earned investment income of $17,063 compared to $33,250 from fiscal 2004, a decrease of $16,187 or 49%. The decline was due to the loss of royalty and interest income generated from its investment in the direct marketing company. Due to lower than expected earnings from the direct marketing company, Pacific Harbour Capital Ltd. redeemed its investment in the direct marketing company in May 2004. Moving forward, the Company will not be receiving royalty and interest from the direct marketing company.

General and Administrative Expenses

General and administrative expenses declined in the year from $505,196 in fiscal 2004 to $420,124 in fiscal 2005, a decline of $85,072 or 17%. The decrease was mainly attributable to management cost cutting and the absence of interest expense since all debts were repaid during fiscal 2004. Interest expense reduced to $nil in fiscal 2005 versus $86,511 in fiscal 2004.

As part of management cost cutting measure, the Company received $57,500 from affiliated companies for rent and administration recovery for use of the Company’s office facility and services of administrative staffs compared to $24,000 recovery in fiscal 2004.

Other expenses such as audit fee, filing fee, transfer agent fee, promotion and wages were also lower in the year reflecting management’s commitment to reduce expenses.

Offsetting the decreases above, legal and professional fees increased significantly to $138,687 compared to $24,176 in fiscal 2004. The increase was mainly attributable to legal fees incurred in connection with lawsuits with former management and with a former manager of the Company’s subsidiary.

Other Items

Loss

The Company recorded a foreign exchange loss of $63,117 in connection with cash held in US currency. The Company exchanged its US currency into Canadian currency in November 2004 to prevent further foreign exchange loss.

The Company also received judgement and paid $80,000 legal settlement cost for payment of finder fee and accrued interest to a former manager of Venture Pacific Vehicle LeaseCorp Inc., a wholly owned subsidiary of Pacific Harbour Capital Ltd.

Gain

Pacific Harbour Capital Ltd. sold $43,522 marketable securities and earned $20,551 from the sales during the third quarter in fiscal 2005.

The Company settled a lawsuit with a former law firm in connection with legal fees incurred by the previous management. The settlement resulted in a gain on settlement of accounts payable of $67,981 in fiscal 2005.

Net Loss

The Company reported a net loss of $457,646 or $0.06 loss per share for fiscal 2005 compared to a net loss of $1,650,834 or $0.21 loss per share for fiscal 2004. In fiscal 2004, the Company reported a loss of $1,119,067 on sale of property held for resale; therefore, net loss was significantly higher in fiscal 2004.

1.4 Transactions with Related Parties

In fiscal 2005, the Company paid $78,000 management fee to a company controlled by a director and officer of the Company for management services and $11,640 consulting fee to an individual related a director of the Company for service in connection with business development. In addition, the Company paid $3,012 to a law firm whose partner is a director of the Company.

The Company received $57,500 in rent and administration fees from related companies that has a director and officer in common for shared office facilities and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	March 31, 2005	March 31, 2004	March 31, 2003
Total revenues	$ 17,063	$ 33,250	$ 36,368
Loss before discontinued operations and extraordinary items	$ (457,646)	$ (1,600,737)	$ (235,929)
Loss per share before discontinued operations and extraordinary items	$ (.06)	$ (0.21)	$ (0.03)
Fully diluted loss per share before discontinued operations and extraordinary items	$ (.06)	$ (0.21)	$ (0.03)
Net Loss	$ (457,646)	$ (1,650,834)	$ (72,971)
Loss per share	$ (.06)	$ (0.22)	$ (0.01)
Fully diluted loss per share	$ (.06)	$ (0.22)	$ (0.01)
Total assets	$ 998,144	$ 1,609,085	$ 5,262,866
Total long term debt	$ 0	$ 0	$ 298,234
Cash dividend	$ Nil	$ Nil	$ Nil

Fiscal 2004 compared to Fiscal 2003

The Company reported revenue of $33,250 from continued operations in fiscal 2004 compared to $36,368 in fiscal 2003, a marginal decrease of $3,118. The decrease was due to the loss of rental income from the sale of a Pemberton property.

Loss from continuing operations increased substantially in fiscal 2004 from $235,929 or $0.03 loss per share in fiscal 2003 to $1,600,737 or $0.21 loss per share in fiscal 2004, an increase of $1,364,808.  The increase was due to the following reasons: 1) The Company reported a loss on sale of land totalled $ 1,119,067 in fiscal 2004. 2) The Company wrote down $60,000 investment in the direct marketing company.

From discontinued operations, the Company reported a loss of $50,097 in fiscal 2004 versus an income of $162,958 in fiscal 2003. In fiscal 2003, the Company discontinued the operations of the vehicle leasing operations and the convenience store and gas station. The sale of both operations resulted in a net gain of $288,853. Consequently, the Company reported an income from discontinued operations in fiscal 2003.

Subsequent to the sale of properties in fiscal 2004, total assets reduced from $5,262,866 in fiscal 2003 to $1,609,085 in fiscal 2004.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2003	Q2 Sept 30, 2003	Q3 Dec 31, 2003	Q4 Mar 31, 2004	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004	Q4 Mar. 31, 2005
Total Revenues	$12,618	$10,305	$53	$nil	$4,292	$Nil	$486	$12,285

Income or loss before discontinued operations and extraordinary items:

Total	$(81,085)	$(87,616)	$(118,298)	$(1,313,298)	$(53,489)	$(272,286)	$(76,730)	$(55,141)
Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.17)	$(0.00)	$(0.04)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.17)	$(0.00)	$(0.04)	$(0.01)	$(0.01)

Net income or loss:

Total	$(90,830)	$(97,085)	$(123,475)	$(1,339,444)	$(53,489)	$(272,286)	$(76,730)	$(55,141)
Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.18)	$(0.00)	$(0.04)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.18)	$(0.00)	$(0.04)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters can be attributed to loss incurred from the sale of land resulting in an overall net loss of $1,339,444 for the fourth quarter ended March 31, 2004.

The Company also incurred $80,000 in legal settlement payment and higher legal fee in the second quarter ended September 30, 2004; therefore, net loss for the quarter increased to $272,286.

1.7 Liquidity and Capital Resources

On March 31, 2005, working capital decreased by $436,732 to $764,758. The decrease was attributable to operating loss from operations in fiscal 2005.

For the year ended March 31, 2005, the Company had negative cash outflow of $632,135 from operating activities compared to $751,379 negative cash outflow from 2004 operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2005. In comparison the Company repaid loans and mortgage in fiscal 2004 resulting in cash outflow of $1,417,395 from financing activities.

In fiscal 2005, the Company invested $295,101 in marketable securities and received proceeds of $1,075,336 from promissory note receivable and $43,522 from sale of marketable securities. The Company also received $18,928 from amounts due from related company.

Overall the Company had positive cash inflow of $204,771 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

On March 31, 2005, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.11 Financial instruments and Risk Factors

As of March 31, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.